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                                                                   Exhibit A(13)

         ROHM AND HAAS RECEIVES FTC REQUEST FROM FTC FOR INFORMATION;
             IS EXTENDING ITS TENDER OFFER FOR MORTON ACQUISITION


PHILADELPHIA (March 18, 1999) -- Rohm and Haas Company (NYSE: ROH) said today that it has received a request from the U.S. Federal Trade Commission (FTC) for additional information about the company's pending acquisition of Morton International, Inc. (NYSE: MII). In the case of a tender offer, the request extends the waiting period for regulatory review under the Hart-Scott- Rodino Antitrust Act until 10 days after Rohm and Haas complies with the request, unless the process is terminated earlier by the FTC.

As a result, Rohm and Haas said it is extending its cash tender offer for shares of Morton common stock to midnight, New York City time, on Thursday, April 1, 1999.

Robert P. Vogel, vice president and general counsel of Rohm and Haas, said, "During our discussions with the Federal Trade Commission, the staff indicated concern about possible overlaps between Rohm and Haas's and Morton's floor-care polymers businesses." Vogel said Morton is in discussions to sell its floor care polymers business, which last year had North American sales approaching $15 million, to a third party. Morton's overall sales totaled more than $2.5 billion in 1998.

Vogel continued, "We're hopeful that the issue with the FTC can be resolved quietly, so that we can complete the tender offer and then proceed with the remaining steps of the acquisition." Rohm and Haas says it still expects to complete the Morton acquisition during the second quarter of 1999.

On February 1, 1999, Rohm and Haas and Morton announced a definitive merger agreement. Shortly thereafter, Rohm and Haas and its wholly owned subsidiary Morton Acquisition Corp. commenced a cash tender offer to purchase up to 80,916,766 shares of Morton for $37.125 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1 percent of the shares of Morton's outstanding common stock on a fully diluted basis. At the close of business on March 17, 1999, approximately 26,785,189 shares of Morton common stock, representing approximately 22 percent of the total outstanding, had been validly tendered in connection with the offer.

Notes: Wasserstein, Perella is acting as the dealer manager of the transaction, and D.F. King & Company, Inc. is acting as the information agent for the tender offer.

Rohm and Haas is a specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion during its fiscal year ended June 30, 1998.

Contacts

Rohm and Haas:
               Media: John McGinnis
                      (215) 592-2409
                      Investors: Eric Norris
                                 (215) 592-2664

D.F. King & Company:

               (800) 431-9633
               (212) 269-5550